# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: INNEOVA Holdings Ltd, CIK 0001933951
CUSIP: G7776G104
Title of class of securities: Ordinary Shares, par value $0.0005 per share
Address of issuer's principal executive offices: 14 Ang Mo Kio Street 63, Singapore, Singapore (U0), 569116
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0002057695
Persons authorized to receive notices and communications: Johnson Yap, 14 Ang Mo Kio Street 63, Singapore, Singapore (U0), 569116, 65-6383-7540

## Reporting persons
- Soon Aik Global Pte. Ltd. (CIK 0002057695): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 14,204,624; shared voting power 0; sole dispositive power 14,204,624; shared dispositive power 0; aggregate amount beneficially owned 14,204,624 (87.8% of the class)
  Comment: The percentage calculated in line 11 is calculated based on 16,170,624 Ordinary Shares issued and outstanding, which is based on 9,875,000 Ordinary Shares issued and outstanding as of August 21, 2024, as reported in the Issuer's Form F-1/A filed on August 21, 2024, plus 6,295,624 issued by INNEOVA Holdings Limited to the Reporting Person as consideration for an acquisition by INNEOVA Holdings Limited to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0005 per share
Name of issuer: INNEOVA Holdings Ltd
Address of issuer's principal executive offices: 14 Ang Mo Kio Street 63, Singapore, Singapore (U0), 569116
Comment: This report on Schedule 13D (this "Report") pertains to the Ordinary Shares, par value $0.0005 per share (the "Ordinary Shares"), of INNEOVA Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability (the "Company" or the "Issuer"). The Issuer's principal executive office is located at 14 Ang Mo Kio Street 63 Singapore 569116.

## Item 2. Identity and Background
Name of person filing: This Report is being filed on behalf of (a) Soon Aik Global Pte. Ltd., a company incorporated under the laws of Singapore with limited liability.
Residence or business address: The address of Soon Aik Global Pte. Ltd. is 14 Ang Mo Kio Street 63 Singapore 569116.
Present principal occupation or employment: The principal business of Soon Aik Global Pte. Ltd. is as an investment and holding company.
Criminal convictions in the last five years: During the last five years, Soon Aik Global Pte. Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Soon Aik Global Pte. Ltd. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Soon Aik Global Pte. Ltd. is a Singapore company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The consideration for the 6,295,624 Ordinary Shares recently acquired by Soon Aik Global Pte. Ltd. was all of Soon Aik Global Pte. Ltd.'s interests in INNEOVA Engineering Pte. Ltd., a wholly-owned subsidiary of Soon Aik Global Pte. Ltd.. Soon Aik Global Pte. Ltd. transferred all of its interest in INNEOVA Engineering Pte. Ltd. to the Company in exchange for consideration of 6,295,624 Ordinary Shares of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction: (a) Soon Aik Global Pte. Ltd. transferred a wholly-owned subsidiary to the Company and as consideration for the subsidiary, the Company issued 6,295,624 Ordinary Shares to Soon Aik, which shares are restricted, and which transfer was completed on May 15, 2025. Prior to this, Soon Aik Global Pte. Ltd. held 7,909,000 Ordinary Shares of the Company as the parent company of the Company, which shares were held prior to the registration of the Ordinary Shares of the Company and, as such, Soon Aik Global Pte. Ltd. was an "exempt investor" with respect to these 7,909,000 Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Soon Aik Global Pte. Ltd. beneficially owns 14,204,624 Ordinary Shares, or 87.8% of the class of Ordinary Shares of the Company outstanding. This percentage is calculated based on 16,170,624 Ordinary Shares issued and outstanding, which is based on 9,875,000 Ordinary Shares issued and outstanding as of August 21, 2024, as reported in the Issuer's Form F-1/A filed on August 21, 2024, plus 6,295,624 Ordinary Shares issued by INNEOVA Holdings Limited to Soon Aik Global Pte. Ltd. as consideration for the acquisition of the subsidiary by INNEOVA Holdings Limited from Soon Aik Global Pte. Ltd..
Number of shares as to which each person has sole or shared power to vote or dispose: Soon Aik Global Pte. Ltd. has sole power to vote or to direct the vote of 14,204,624 Ordinary Shares, sole power to dispose of or to direct the disposition of 14,204,624 Ordinary Shares, and shared power to dispose or to direct the disposition of 0 Ordinary Shares.
Transactions in the class effected during the past sixty days: Soon Aik Global Pte. Ltd. has not effected any transactions in the Ordinary Shares during the past 60 days other than the acquisition of shares reported herein.
Other persons with the right to receive dividends or sale proceeds: No person is known to Soon Aik Global Pte. Ltd. to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships between the Soon Aik Global Pte. Ltd. and any other person with respect to the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Soon Aik Global Pte. Ltd.: /s/ Chin Heng Neo, Chin Heng Neo/Chairman of the Board of Directors (05/22/2025)